



Supplemental Materials

(To Be Viewed In Combination With Starboard Investor Presentation Dated April 30, 2020)

May 2020

Disclaimer

This presentation and any of the information contained herein (this "Presentation") is for general informational purposes only and is not complete. Under no circumstances is this Presentation intended to be, nor should it be construed as advice or a recommendation to enter into or conclude any transaction or buy or sell any security (whether on the terms shown herein or otherwise). This Presentation should not be construed as legal, tax, investment, financial or other advice. Additionally, this Presentation should not be construed as an offer to buy any investment in any fund or account managed by Starboard Value LP ("Starboard"). All investments involve risk, including the risk of total loss.

This Presentation is not an advertisement. The purpose of this Presentation is to communicate Starboard's views regarding the companies discussed herein, including GCP Applied Technologies Inc. ("GCP" or the "Company") . In making this Presentation available for distribution, Starboard is not acting as an investment adviser with respect to any recipient of this Presentation. Any mention within this Presentation of Starboard's research process is incidental to the presentation of Starboard's views regarding the companies described herein.

The views contained in this Presentation represent the opinions of Starboard as of the date hereof. Starboard reserves the right to change any of its opinions expressed herein at any time, but is under no obligation to update the data, information or opinions contained herein. The information contained in this Presentation may not contain all of the information required in order to evaluate the value of the companies discussed in this Presentation.

The views expressed in this Presentation are based on publicly available information, including information derived or obtained from filings made with the Securities and Exchange Commission and other regulatory authorities and from third parties. Starboard recognizes that there may be nonpublic or other information in the possession of the companies discussed herein that could lead these companies and others to disagree with Starboard's conclusions. Starboard has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No agreement, arrangement, commitment or understanding exists or shall be deemed to exist between or among Starboard and any third party or parties by virtue of furnishing this Presentation.

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Executive Summary

- On April 30, 2020, Starboard published a detailed investor presentation outlining:

  1 GCP's track record of **poor operating and financial performance**;

  2 Management's **lack of accountability** and track record of **missed expectations**;

  3 Significant management **compensation**[1] and **governance concerns**;

  4 Starboard's plan to **improve operations** and **create value for shareholders**; and

  5 Starboard's plan to **improve governance** and **management oversight**.

- These subsequent materials are meant to address **significant mischaracterizations** contained in the Company's published materials.

- **GCP has attempted to mislead shareholders** and redirect attention away from **its track record of poor performance**, rather than address our **valid concerns** around the performance of the Company under the stewardship of the current Board.

Starboard outlined a thoughtful plan for GCP's future and why the status quo is unacceptable.

(1) See updated slide 50 from our April 30th presentation included in Appendix A attached hereto for additional detail.

I. GCP Appears to Have Misled Shareholders Regarding Stock Price Performance

Despite GCP's Attempts to Claim Credit For Key Milestones, Stock Price Performance Has Been Poor

GCP would like to take credit for value creation milestones over the last several years, but stock price performance relative to peers and broader indices has underperformed since each such milestone.

- The Board highlighted five key milestones in its May 2020 investor presentation, yet those milestones do not seem to have translated into value creation for shareholders.



Milestone	Total Returns vs. Direct Peers[1][2]	Total Returns vs. Proxy Peers[1][3]	Total Returns vs. Russell 3000[1]
Spin Off From W.R. Grace (Feb 2016)	(60%)	(42%)	(50%)
Announced Darex Divestiture (Mar 2017)	(51%)	(31%)	(54%)
Announced SCC Restructuring Plan (Aug 2018)	(30%)	(20%)	(36%)
Announced Strategic Review (Feb 2019)	(32%)	(24%)	(34%)
Appointed Randy Dearth as CEO (Jul 2019)	(6%)	(5%)	(17%)

GCP's share price performance has compared poorly to peers and broader indices over almost any time period.

Source: CapitalIQ. (1) Total returns for all periods include dividends; performance measured from date of milestone through April 29, 2020. The selection of time period measured is consistent with the Company's analysis on pg. 5 of the presentation published on May 1, 2020. (2) Unless stated otherwise, Direct Peers in this presentation are defined as SIKA, SGO Construction Products segment, and CSL Construction Materials segment, except when comparing stock price returns, where SIKA, SGO, and CSL are used instead. Starboard's selection of these Direct Peers reflect its assessment of what firms can reasonably be considered GCP's peers in the construction chemicals and building products industries. However this analysis contains elements of subjectivity and the comparisons made herein may differ materially if different firms had been included. (3) Proxy Peers includes all peers listed on pg. 52 of the Company's 2020 definitive proxy statement, with the exception of Continental Building Products, which is excluded as the company was acquired in February 2020.

In Addition, the Board's Choice of the S&P 600 as a Basis of Comparison Seems Disingenuous

The Company has never presented the S&P 600 as a benchmark for stock price performance, yet the Board chose to make it a reference index for its May 1, 2020 presentation to shareholders, while ignoring comparisons to peers and other more well-known indices.



Total Shareholder Returns – Since Spin Off[1][2]



Total Shareholder Returns – 3 Year[1]



Total Shareholder Returns – 2 Year[1]



Total Shareholder Returns – 1 Year[1]

We believe the Board's choice of the S&P 600 as the Company's reference index may have been primarily driven by its <u>underperformance relative to all other relevant comparable indices</u>.

Source: CapitalIQ.
(1) Total returns for all periods include dividends; performance measured through April 29, 2020. The selection of time period measured is consistent with the Company's analysis on pg. 5 of the presentation published on May 1, 2020. (2) Spin off measured starting February 4, 2016. (3) Proxy Peers includes all peers listed on pg. 52 of the Company's 2020 definitive proxy statement, with the exception of Continental Building Products, which is excluded as the company was acquired in February 2020. (4) Direct Peers is as defined on pg. 4 of this presentation.

II. GCP Appears to Have Cherry-Picked Segment Benchmarks and Manipulated Numbers In An Attempt to Justify Poor Results

GCP Highlights Numerous Bolt-On M&A Transactions Yet Total Revenue Has Declined Since Spin-Off

The Company has spent approximately $200 million on six bolt-on M&A transactions since spin-off, yet total revenue has declined.

- The Company stated that GCP acquired approximately $90 million of revenue in 2016 through 2019, yet even with the benefit of these bolt-on transactions, **total revenue has declined since spinning off from W.R. Grace**.

- As a reminder, **industry conditions over the past four years have been robust**[1], with the global construction industry growing at 2% - 4% CAGR.[2][3]

- We believe GCP's revenue performance over the past 4 years is **evidence of poor management** and **poor Board oversight**.



GCP Total Revenue Has Declined Since Spin-Off[4]

($ in millions)

- $1,038 (2015)
- 2.4% Decline
- 10.9% Decline
- $1,014 (2019)
  - Bolt-On M&A Contribution: $90
  - $924

Without spending ~$200 million on acquisitions, GCP's revenue would have declined $115 million or ~11% between 2016 and 2019, an alarmingly large decline!

Despite the benefit of robust industry conditions and bolt-on M&A, GCP's revenue has declined since spin off.

Source: GCP's public filings, U.S. Census Bureau, Eurostat. (1) See updated slide 27 from our April 30th presentation attached hereto as Appendix A for additional detail. (2) Based on 2015 – 2019 CAGR, where 2015 is the base year, of U.S. total construction spend, U.S. non-residential construction spend, and European Union construction production. (3) See updated slides 8, 26 and 61 from our April 30th presentation attached hereto as Appendix A for additional detail. (4) GCP annual revenue excludes results from Darex Packaging Technologies ("Darex Packaging"), which was sold in July 2017 and GCP's Venezuelan operations ("Venezuela"), which GCP excludes from its adjusted financials because of Venezuela's currency devaluation.

GCP Claims of Dramatic Improvement In Its SCC Segment Are Extremely Misleading

GCP has taken an extremely rosy view of its operating performance while seemingly ignoring years of poor results.

Misleading Operational Improvement Claims



The Company continues to highlight 370bps of operating margin improvement despite it <u>driving only $1 million of gross profit improvement</u>!

SCC Adjusted Gross Profit Has Declined[1]



($ in millions)

$18 million decline

$226 $219 $207 $208

2016   2017   2018   2019

SCC Adjusted Operating Income Has Declined[1]



($ in millions)

$13 million decline

$70 $63 $40 $57

2016   2017   2018   2019

The Board has overseen four years of lackluster results in the SCC segment.

Source: GCP's public filings.
(1)   Excludes Darex Packaging which was sold in July 2017 and Venezuela results, which GCP excludes from its adjusted financials because of Venezuela's currency devaluation.

We Are Puzzled By the Company's Selection of SBM's Peer Group

We believe the questionable benchmarking is either a disingenuous attempt to mislead investors by comparing oranges to apples, or a troubling and fundamental misunderstanding of GCP's SBM business.

What is GCP's SBM Business?



SBM Predominately Provides <u>High-Value, High Margin Water-Proofing Envelopes for Building Structures</u>

Why Are Building Envelopes So High Value?

☑ Majority of sales occur at the <u>**design stage**</u>, where the architect specifies waterproofing membranes in a building's plan and downstream builders execute

☑ <u>**Complexity of the sales channel**</u> means the selling organization and regulatory compliance are critical <u>**barriers to entry**</u>

☑ GCP has the <u>**#1 brand positioning**</u> in Bonded Pre-Applied Waterproofing Membranes

☑ GCP has <u>**~25% share of its segment of the waterproofing market**</u>

GCP's Peer Set Likens <u>Project-Based</u> & <u>Market Dominant</u> Building Envelopes to <u>Fundamentally Incomparable</u> Businesses with Significant Substitutions, Different Overall Portfolio Mixes & Very Different End Market and Use Cases

	Trex	James Hardie	Henkel	Carlisle	Owens Roofing	SHW	PPG	Mineral Tech	Sika	Akzo	Arkema	TopBuild	H.B. Fuller	RPM Industrial	Jeld-Wen	Corner-Stone
Main Categories	Decks & Fences	Fiber Cement	Adhesives	Roofing & Water-Proofing Systems	Roofing Systems	Paint & Coatings	Paint & Coatings	Bentonite & Energy & Refractory	Water-Proofing & Admixtures	Paint & Coatings	Coatings & Adhesives	Residential Installation of Insulation	Adhesives	Water-Proofing & Coatings	Residential Doors & Windows	Metals & Windows
Similar Building Envelopes?	✗	Mainly Fiber Cement & Side Panels	✗	✓	✓	✗	✗	<5% of Sales in Water-Proofing	✓	✗	✗	✗	✗	✓	✗	✗

SBM is a special and niche business with pioneering products. The Board's attempt to link it to unrelated players in the construction space is misleading and, in our view, alarming in its lack of appreciation of the business.

Source: GCP's public filings, Wall Street Research, and the public filings of the "peers" for GCP's SBM business that GCP included in its May 1st, 2020 presentation.

A More Appropriate Measure of SBM's True Operating Capabilities is Management's Own Targets Before Era of Underperformance

Shareholders should disregard the Board's erroneous and misleading benchmarking on SBM. We believe the business has <u>great and exciting potential,</u> with the <u>right level of investment</u> and under <u>better supervision</u>.

GCP Management Targets for SBM Operating Margins

"These are all high-margin specialty applications…**You can see the margins for construction are best in class here running from 23%, to just under 26%.** We maintain these margins because of the **specialty nature of the product, the distribution network, and the fact that their specified for high-end applications.**"

- *Greg Poling, President & CEO*
May 2016

Actual SBM Adjusted EBIT Margins Have Been Disappointing



Our Board nominees would hold SBM to a higher standard and demand better oversight and execution.

GCP Claims Aggressive SG&A Management But Actual Results Reflect a Different Story

The Board has overseen a period of rising SG&A – both absolute expense and as a percent of revenue – and has used selective and misleading data points in an attempt to convince shareholders otherwise.

Excerpt From GCP May 2020 Investor Presentation



GCP is showing unadjusted SG&A expense, which includes one-time items and does not provide an accurate understanding of business fundamentals. In addition, the Company omits 2016 to create the impression that significant progress has been made in right-sizing SG&A expenses

Adjusted SG&A Expense Ratio Has Increased[1][2]



230bps implied increase

2016: 24.5%
2017: 25.4%
2018: 24.3%
2019: 26.1%
2020E[3]: 26.8%

Adjusted SG&A Expense Has Also Increased[1][2]



($ in millions)

$32 million implied increase

2016: $254
2017: $276
2018: $273
2019: $265
2020E[3]: $286

The Board has overseen four years of poor operating expense discipline and had even approved a significant increase in 2020.

Source: GCP's public filings. (1) Revenue used to calculate expense ratio and SG&A expense excludes Darex Packaging which was sold in July 2017 and Venezuela results, which GCP excludes from its adjusted financials because of Venezuela's currency devaluation. (2) Adjusted SG&A calculated as reported Adjusted Gross Profit less reported Adjusted EBIT less reported R&D expense. (3) Using Company's 2020 annual guidance on pg. 16 of Q4 2019 earnings presentation, calculated as average of Adjusted Gross Profit guidance range less average of Adjusted EBIT guidance range less R&D expense. R&D expense is calculated as 2019 actual R&D expense times 1.03, in-line with the Company's net sales, constant currency, excluding market exits growth rate for 2020.

The Board Is Also Portraying SG&A in a Highly Misleading Manner

GCP is misleading shareholders by using adjusted non-GAAP metrics in some cases, and GAAP metrics in others cases, where it serves the Company's purpose.

The Company Provides Extensive Non-GAAP Disclosures Each Quarter…

The Company has set forth in the tables below GCP's key operating statistics with percentage changes for the three months and years ended December 31, 2019 and 2018. In the tables, the Company presents financial information in accordance with U.S. GAAP, as well as certain non-GAAP financial measures, which it describes below in further detail. The Company believes that the non-GAAP financial information supplements its discussions about the performance of its businesses, improves period-to-period comparability, as well as provides insight to the information that management uses to evaluate the performance of its businesses. Management uses non-GAAP measures in financial and operational decision-making processes, for internal reporting, and as part of its forecasting and budgeting processes since these measures provide additional transparency to the Company's core operations.

GCP has told shareholders every quarter for the last four years that non-GAAP measures improve comparability across multiple periods and is what management uses in its financial and operational decision-making process

…Yet the Board Now Insists on Evaluating the Business Using GAAP Disclosures



Total SG&A

~$24M (8%) reduction with further **$29M[4] planned cost savings** over next 2 years

$297M — 2017
$289M — 2018
$273M — 2019

GCP Applied Technologies Inc.
Consolidated Statements of Operations

(In millions, except per share amounts)	Year Ended December 31,		
	2019	**2018**	**2017**
Net sales	**$1,013.5**	$1,125.4	$1,084.4
Cost of goods sold	630.4	715.5	667.3
Gross profit	**383.1**	409.9	417.1
Selling, general and administrative expenses	**273.0**	289.1	296.5

Despite a long history of focusing shareholders on non-GAAP financial metrics, the Board conveniently reverts to GAAP in their SG&A comparison.

The Board appears to be cherry-picking data in an apparent attempt to mislead shareholders on the Company's performance.

In Addition, GCP Seems to be Justifying Poor Performance by Pointing to Misleading Data Points

The peer metrics that the Company uses as comparison for its SG&A expense ratio are misleading.

Excerpt From GCP May 2020 Investor Presentation



Adjusted SG&A Expense Ratio Comparison[1]

GCP is significantly higher than best-in-class Sika and other close peers



GCP	RPM[2]	Sika	St. Gobain	Carlisle
26%	26%	23%	17%	14%

RPM - Corrections / Clarifications

- RPM classifies shipping and handling expenses under SG&A, whereas GCP classifies it under COGS, creating a **highly misleading comparison**.

- RPM is currently undergoing a significant restructuring initiative and costs related to those initiatives should also be removed from SG&A.[2]

- RPM is targeting 170bps of SG&A cost reduction.

Sika - Corrections / Clarifications

- The Board **erroneously** states that Sika does not disclose R&D expense, and as such, has included R&D spending in their comparison.

- In addition, manufacturing-related headcount is also included in the Board's SG&A calculation for Sika, which is not comparable to GCP's disclosures, and again creates a **highly misleading comparison**.

Source: GCP's, RPM's, Sika's, SGO's, and CSL's public filings.
(1) We calculate adjusted SG&A for GCP as reported Adjusted Gross Profit less reported Adjusted EBIT less reported R&D expense. (2) RPM SG&A expense ratio pro forma for Company's 2020 MAP to Growth plan. Company expects to reduce SG&A expense ratio by 170bps on an annualized basis by May 2021.

GCP Continues to Tout Its Expensive Restructuring Efforts Despite a Lack of Improvement

Despite spending $78 million on restructuring and repositioning activities, operating income has declined.

- The Company has consistently touted its restructuring efforts, but fails to acknowledge or meaningfully address our clearly stated concerns around the lack of actual improvement in operating results despite spending $78 million to date.



Adjusted EBIT[1]

($ in millions)

Adjusted EBIT has <u>contracted by ~30%</u> since 2016 despite restructuring efforts

2016	2017	2018	2019
$150	$127	$119	$102

GCP has not provided an adequate explanation for how or why extensive restructuring efforts seem to have been ineffective.

Source: GCP's public filings.
(1)   Excludes Darex Packaging which was sold in July 2017 and Venezuela results, which GCP excludes from its adjusted financials because of Venezuela's currency devaluation.

GCP Also Fails To Address the Lack of Free Cash Flow Despite Significant Restructuring Efforts

From 2017 to 2019, GCP's cumulative free cash flow generation has been negative, largely due to significant restructuring and repositioning costs that have yet to yield tangible benefits for shareholders.

- The Company focused investors on "Adjusted Free Cash Flow," which we believe is <u>an attempt to mask the lack of actual free cash flow generation over the past several years</u>.

- The Company has portrayed itself as highly cash flow generative, but in reality, significant cash has been squandered on seemingly never-ending restructuring and repositioning initiatives that have yielded little in tangible value for shareholders.



Actual Free Cash Flow vs. Adjusted Free Cash Flow[1]

($ in millions)

$107

$32

$75

Restructuring and repositioning-related spending that has been added back to create an illusion of strong cash generation[2]

($9)

'17 - '19 Cumulative Actual Free Cash Flow

'17 - '19 Cumulative Adjusted Free Cash Flow

GCP has spent $75 million on restructuring and repositioning-related items, yet shareholders do not seem to have reaped any benefits from either improved operating performance or improved share price performance

Actual cumulative free cash flow has been negative over the past three years despite Company claims of strong cash generation.

Source: GCP's public filings.
(1)   2017 free cash flow figures reflect restated financials as of the Company's 2018 financial statements.
(2)   Defined as cash paid for repositioning plus cash paid for restructuring plus capital expenditures related to repositioning.

III. GCP Has Attempted to Impugn the Strong and Highly Relevant Backgrounds of Our Nominees, While Failing to Adequately Address Its Own Governance and Board Composition Shortcomings

GCP's Characterization of Its Settlement Proposal to Starboard is Highly Misleading

GCP had only proposed <u>one new director</u> recommended by Starboard and <u>one new mutual appointee</u>.

- While the Board is attempting to suggest that it had offered Starboard three board seats, the **<u>offer included both Clay Kiefaber and Marran Ogilvie</u>**, both of whom were **<u>already current board members</u>**.

- As a result, the Board's offer only contemplated placing one new Starboard nominee on the Board.

GCP's Misleading Portrayal of Settlement Discussions

	Starboard
Consistent Engagement	• Over 20 calls / meetings • Publicly launched proxy contest without any prior notification and refused to allow the company to interview their nominees • Throughout the course of our engagement refused to provide any substantive input on the company's strategy • Unwilling to engage in discussions regarding a settlement that did not involve a replacement of a majority of the Board
GCP Offer	• Three independent directors from Starboard's slate to join the Board • The addition of a fourth mutually agreeable independent director on a 10-member Board

"Three independent directors" includes Mr. Kiefaber and Ms. Ogilvie, both of whom are already on the Board

GCP's settlement proposal to Starboard has been greatly mischaracterized by the Board.

GCP Claims Credit For Significant Board Refreshment But Has Actually Increased Concerning Board Interlocks

GCP wants to take credit for refreshing the Board, but has in fact taken every opportunity to appoint directors who have relationships with, and/or are former colleagues of, existing board members.

GCP Tries to Claim Credit for Significant Board Refreshment



Board Composition Has Evolved Through Regular Refreshment — 5 of 9 Directors Added Since Separation
Mar. 2016: Separation from W.R. Grace
Oct. 2018: James Kirsch added to Board
Feb. 2019: Announcement of strategic review
Dec. 2019: Greg Polling retires
Elizabeth Mora named Independent Chairman
2016
2017
2018
2019
2020
May. 2017: Gerald Colella added to Board
May. 2018: Elimination of supermajority voting
Mar. 2019 Clay Kiefaber and Marran Ogilvie added to Board
Jul. 2019: Randy Dearth appointed CEO
Greg Polling named Executive Chairman
Apr. 2020: Armand Lauzon and John McPherson nominated to the Board



Gerald Colella

- When nominated to GCP's Board, Mr. Colella was CEO of **MKS Instruments** where **Elizabeth Mora** was a member of the Board.



James Kirsch

- Previously served on the Board of **Cleveland Cliffs** with **Janice Henry**, where both joined and left the board within six months of each other.



John McPherson *(Nominee)*

- Previously was CFO of **Vulcan Materials** while **Danny Shepherd** was Vice Chairman.



Armand Lauzon *(Nominee)*

- Likely has prior relationship with current CEO **Randy Dearth.**(1)

Excluding current board members elected as a result of the Company's settlement with Starboard, <u>75% of new independent directors / nominees since spin-off have had strong interconnections with existing board members</u>!

GCP's "board refreshment" has instead created a more insular and interconnected Board.

Source: GCP's, MKSI's, CLF's, and VMC's public filings.
(1) We note that Sequa has previously had a supply arrangement with Calgon Carbon, a Company where GCP's current CEO, Randy Dearth, previously served as a Board member and CEO.

19



GCP has Failed to Directly Address the Monopolization of Board Leadership Roles by Three Directors With Longstanding Relationships

We question whether Elizabeth Mora, Janice Henry and Gerald Colella – three directors monopolizing leadership positions on GCP's Board – are truly capable of acting independently given strong interconnections.

MKS INSTRUMENTS

MKSI Director Since 2014
Former CEO (2014 – 2019)

Gerald Colella

GCP Director Since 2017
Comp Chair

Ms. Mora was responsible for Mr. Colella's compensation at MKSI in 2018 and 2019

MKS INSTRUMENTS

MKSI Director Since 2012
Comp Chair

Elizabeth Mora

GCP Director Since 2016
Chairman
Nom & Gov Chair
Corp Responsibility Chair

Ms. Henry is a Member of the Corporation at Draper Labs where Ms. Mora is a senior executive

DRAPER

MKSI 2020 Director Nominee[(1)]

Janice Henry

GCP Director Since 2016
Audit Chair

gcp applied technologies

These three interrelated directors hold ALL Board leadership positions, including Chairman and chair of all committees.

Source: GCP's and MKSI's public filings, Draper Labs website.

(1) Janice Henry has been nominated for election to MKSI's Board of Directors at MKSI's 2020 Annual Meeting.

Our Board Nominees' Operating Experience Is Superior

	Industry Experience	Experience Highlights	Key Skills
 **Kevin W. Brown**	*Fmr EVP, LyondellBasell (LYB) Manufacturing & Refining*	➤ Led 40 operating plants **globally** (~9,500 employees and over 5,000 contractors) ➤ Responsible for a cost **budget of over $2B**/year and CapEx budget over $1B/year ➤ Instrumental in **leading LYB out of bankruptcy**, where he reduced refining expenses by ~30%	☑ Procurement & Manufacturing ☑ Turnaround Experience in Challenging Business Environments
 **Janet P. Giesselman**	*Fmr President, Dow Chemical Oil & Gas*	➤ Led the successful **startup** of Dow's Oil and Gas Business ➤ In charge of turning around Dow's **$2.2B** global Latex business ➤ Led **corporate strategy** for Dow Agro's **$4B** crop division business ➤ Successfully led regional businesses for Rohm and Haas in both EMEA and Asia	☑ Turnaround Experience ☑ Capital Allocation ☑ Boots-on-the-Ground International Markets Experience
 **Clay H. Kiefaber**	*Fmr CEO & President, Colfax*	➤ Led the successful turnaround of Colfax's largely international **$2B** ESAB business, where he **drove new product vitality** and added $630 million of margin-enhancing acquisitions ➤ Oversaw the **transformational acquisition** of Charter International and successful financing ➤ Led **$2.8B** portfolio at Masco where he improved both operating income and cash flow	☑ Restructuring Experience ☑ Strategic Planning & Capital Allocation ☑ International Experience
 **Andrew M. Ross**	*Fmr President, Rockwood Pigments & Additives*	➤ As President of the Performance Additives business (**~$0.7B** in sales), he **improved margins** in just two years through **new product launches** and **adjacent markets development** ➤ Led Rockwood's merger of Performance Additives & TiO2 business (**$1.7B** in sales) and oversaw $60M in savings	☑ Corporate Strategy & Capital Allocation ☑ M&A / Integration Expertise ☑ Restructuring Expertise
 **Linda J. Welty**	*Fmr President, H.B. Fuller Specialty*	➤ Led H.B. Fuller's Specialty Group and chaired Fuller's (**$1.5B** in sales) corporate steering committee, which redirected investments and acquisitions into **higher-margin businesses** to **enhance company growth and profitability** ➤ Oversaw the world's second largest ink manufacturer (**$1.5B** in sales) where she **increased profitability without sacrificing revenue** by simplifying and focusing the **global** product portfolio	☑ Strategic Redirection ☑ Capital Allocation ☑ Market-Driven Innovation ☑ Execution on a Global Scale

Five out of eight of our nominees have direct experience successfully operating and leading large chemical and industrial companies. Moreover, their experiences complement one another's.

Starboard's Slate, If Elected, Would Include Six New Directors And Four Incumbent or Company-Nominated Directors

We have compiled a diverse slate of experienced industry experts who can propel GCP forward.

Starboard Nominees

	#	Nominee	Construction / Chemicals Experience	C-Level / President Experience	Turnaround Experience	Prior Public Company Board Experience	Diversity
New Nominees	1	**Kevin W. Brown** *Fmr EVP, LyondellBasell*	✓	✓	✓		
New Nominees	2	**Janet P. Giesselman** *Fmr President, Dow Chemical*	✓	✓	✓	✓	✓
New Nominees	3	**Peter A. Feld** *Managing Member, Starboard Value*			✓	✓	
New Nominees	4	**Andrew M. Ross** *Fmr President, Rockwood*	✓	✓	✓	✓	
New Nominees	5	**Linda J. Welty** *Fmr President, H.B. Fuller*	✓	✓	✓	✓	✓
New Nominees	6	**Rob H. Yanker** *Director Emeritus, McKinsey*	✓		✓	✓	
Incumbent Directors (1)	7	**Clay H. Kiefaber** *Fmr CEO, Colfax*	✓	✓	✓	✓	
Incumbent Directors (1)	8	**Marran H. Ogilvie** *Experienced Public Board Member*		✓	✓	✓	✓
Incumbent Directors (1)	9						
Incumbent Directors (1)	10						

We have nominated a slate of highly-qualified and experienced nominees to help create value at GCP.

(1) Additional two slots may also include the GCP's currently nominated directors, who are not currently directors.

Protect and Enhance Your Investment by Voting on the WHITE Proxy Card Today

- Starboard has a long history of driving operational, financial, and strategic turnarounds.

- We believe we have a better plan to create value.

- We believe we have a superior slate of directors.

- Vote on Starboard's WHITE proxy card today

Vote for meaningful change

Vote to allow us to improve GCP for the benefit of ALL shareholders

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Appendix A

We Were Shocked by the Board's Decision to Appoint Greg Poling Executive Chairman of the Company

Randy Dearth had previously been the CEO of a public company and Messrs. Dearth and Poling had overlapped at GCP for almost one year, providing adequate time to transition by the time Mr. Dearth was appointed CEO. In light of this, together with the dismal performance that occurred under Mr. Poling's leadership as CEO, we find it incomprehensible that the Board appointed Mr. Poling to the newly created role of Executive Chairman and effectively committed to paying two chief executives while also providing Mr. Poling with additional time for his 2019 equity awards to vest.

Greg Poling Received Equity Awards in February 21, 2019, Which Required a 6-Month Period to Vest in Retirement

"For Messrs. Poling['s]… award the grant date was February 21, 2019." – *2020 Proxy Filing*  **Vest on Retirement After Six-Month Anniversary of 8/21/2019**

Performance Based Units Vesting Terms In Retirement

> 4. **Retirement, Death or Disability.** Notwithstanding the vesting provisions described in Section 3, if you experience a Termination of Employment as a result of your Retirement (as defined in the Plan and described above) on or after the six (6) month anniversary of the Grant Date or due to your death or Disability, and had you continued in employment through the Committee Certification Date you would have become fully vested in the PBUs subject to this Award, then you will become fully vested in the total number of PBUs subject to this Award that would have become fully vested after adjustment for the attained level of achievement. If you are entitled to full vesting of PBUs pursuant to this Section 4, such vesting shall occur at the same time and in

$1,375,000 in PBUs granted to Gregory Poling on 2/21/2019

Restricted Stock Units Vesting Terms In Retirement

> 4. **Retirement, Death or Disability.** Notwithstanding the vesting provisions described in Section 3, if you experience a Termination of Employment: (A) as a result of your Retirement (as defined in the Plan and described above) on or after the six (6) month anniversary of the Grant Date; or (B) due to your death or Disability, then you will become fully vested in all Restricted Stock Units subject to this Award on the date of such Retirement or your death or Termination of Employment due to Disability and at such time all such Awards will be immediately settled.

$687,492 in RSUs granted to Gregory Poling on 2/21/2019

We believe the Board's decision to appoint Mr. Poling Executive Chairman demonstrates the Board's inability to act with the best interests of stockholders as the primary objective.

Source: GCP's public filings.
Note: The agreements cited in this slide are the Form of GCP Applied Technologies Inc. Performance-Based Stock Unit Award Agreement and Form of GCP Applied Technologies Inc. Restricted Stock Unit Award Agreement, which were filed as exhibits to the 10-Q filed with the SEC on May 9, 2017, and which terms we believe apply to 2019 equity awards granted to Mr. Poling on February 21, 2019.

GCP's Closest Peers' Very Positive Performance Reflects a Robust Macro Environment

As an example, over the last two years, GCP's closest peers for the SBM segment have enthusiastically discussed the growth they've been able to achieve – indicating both a healthy macro environment and share capture – while GCP has struggled.

SBM Peer Commentary[1][2]

"We're in the very lucky situation that in our seven target market we have everywhere opportunity to grow…**from concrete to roofing to waterproofing, great opportunities**." *(May 2018)*



"We have an outstanding pipeline of **big newly won construction projects**, many new products and initiatives…" *(October 2018)*

"We achieved in terms of **organic growth, particularly strong growth in the U.S.**, in Eastern Europe, the African continent, but also in a number of Latin American countries…" *(February 2020)*

"Sales growth was led by our CCM business, which outpaced strong single ply roofing industry trends and took advantage of a **robust North American nonresidential construction market.**" *(February 2018)*



"CCM [exhibits]…sustainable **mid-single-digit organic growth**, supported by a multiyear commercial reroofing cycle…" *(July 2019)*

"In our roofing and waterproofing businesses, our backlog remains pretty robust…whether it's **admixtures or roofing or waterproofing, we seem to be taking some market share**…" *(January 2020)*



GCP Commentary[2]

"**So we have a market growth rate that is a little – still growing but a little softer than this year.** So if we see a stronger construction market, that clearly would be a positive." *(November 2018)*



"SBM's revenue was **down 11% year-over-year**. Our **project-based Building Envelope business was down 12%** as growth in EMEA was more than offset by **declines in North America and Asia Pacific**." *(November 2019)*

"This residential improvement was offset by **continued softness in large project activity** for Building Envelope." *(February 2020)*

"The **reduction of the Building Envelope business contributed significantly to the margin reduction** as well as the overall mix." *(February 2020)*

The divergence in experiences between GCP and its closest peers is difficult to understand.

Source: GCP, CSL, RPM and Sika public filings and transcripts. (1) The selection of Sika, CSL, and RPM reflect Starboard's assessment of what firms can reasonably be considered peers to GCP's SBM segment. However, this analysis contains elements of subjectivity and the comparisons made herein may differ materially if different firms had been included. (2) Emphasis in quotations have been added by Starboard.

GCP Has Disappointed Shareholders Since the Spin-Off

GCP has had poor financial and stock price performance.

GCP Performance Since 2016

Organic Revenue Growth Has _Underperformed_ [2]

Direct Peers[1]



5.1%

0.2%

(4.9%) Relative Performance

Operating Margin Has _Underperformed_ [3]

Direct Peers[1]



13.4%

10.0%

(3.4%) Relative Performance

Stock Price Has _Underperformed_ [4]

Direct Peers[1]



101%

17%

(84%) Relative Performance

GCP's performance has been disappointing over the last four years.

Source: GCP's and Direct Peers' public filings and presentations, CapitalIQ. (1) Unless stated otherwise, Direct Peers in this presentation are defined as SIKA, SGO Construction Products segment, and CSL Construction Materials segment, except when comparing stock price returns, where SIKA, SGO, and CSL are used instead. Starboard's selection of these Direct Peers reflect its assessment of what firms can reasonably be considered GCP's peers in the construction chemicals and building products industries. However this analysis contains elements of subjectivity and the comparisons made herein may differ materially if different firms had been included. (2) Organic revenue growth rate from 2015 to 2019 refers to 2015 as the base year and incorporates only the organic revenue growth rates from 2016, 2017, 2018 and 2019 on a compounded annual growth rate basis for each of GCP and its Direct Peers with the exception of SGO Construction Materials, which is shown through 2018 as company re-segmented in 2019. The peer rate consists of the average of each of such peers' compounded annual growth rates. (3) Operating margin represents actual 2019 results, except for SGO Construction Materials, which shows Wall Street estimates due to company resegmentation. (4) Total returns for all periods include dividends; performance measured as of February 25, 2020. Share price performance for Direct Peers is equal-weighted.

Despite GCP's Struggles, Its Closest Peers Have Not Faced Similar Challenges

While GCP has struggled to improve both revenue growth and operating margins, its direct competitors have fared significantly better.

2015 – 2019 Organic Sales CAGR (1)



GCP 2016 Investor Day
Target Midpoint: 6.0%
'15 – '19 U.S. Non-Res. Construction CAGR: 2.8%
0.2%
4.4%
5.2%
5.6%
(2)
gcp applied technologies
(3)
SAINT-GOBAIN Construction Products
Sika BUILDING TRUST
CARLISLE Construction Materials

Direct Peers have organically grown revenues at nearly double the industry rate (4)

2015 – 2019 Change in Adj. EBIT Margin



(2.4%)
0.7%
0.7%
0.4%
gcp applied technologies
(2)
SAINT-GOBAIN Construction Products
Sika BUILDING TRUST
CARLISLE Construction Materials

Direct Peers have all grown operating margins while GCP's have declined (4)

The Company's struggles since spinning off from W.R. Grace seem to be unique among peers and demonstrate a need for enhanced oversight.

Source: GCP's and Direct Peers' public filings, and Starboard estimates based on management commentary and GCP's financial filings.
(1) Organic revenue growth rate from 2015 to 2019 refers to 2015 as the base year and incorporates only the organic revenue growth rates from 2016, 2017, 2018 and 2019 on a compounded annual growth rate basis. (2) Excludes Darex packaging segment and contributions from Venezuela business. (3) 2019 figures for SGO Construction Products reflect Wall Street estimates, where available, as SGO resegmented the Company in 2019 – Wall Street estimates for organic growth were unavailable so SGO Construction Products is excluded for the 2019 organic growth peer average. (4) Direct Peers are as defined on pg. 8.

Updated Slide #26 from 4/30/2020 Presentation

GCP Has Underperformed Peers Since Spinning Off From W.R. Grace

Despite a favorable industry backdrop and possessing an enviable portfolio of high quality products, GCP has lagged peers on both revenue growth and profitability over the past few years.

Construction Industry Trends Have Been Favorable



’15 – ’19
CAGR
120
115
110
105
100
95
90
Indexed Performance (2015 = 100)
3.7%
2.8%
2.5%
In-line with GCP’s expectations at spin off
2015
2016
2017
2018
2019
U.S. Total Construction Spend
U.S. Non-Res. Construction Spend
European Union Construction Production

Organic Revenue Growth Has Lagged Direct Peers[1]



0.2%
4.4%
5.2%
5.6%
GCP
St. Gobain
Sika
Carlisle

EBIT Margins Have Also Lagged Direct Peers[1]



9.2%
10.0%
13.0%
17.9%
St. Gobain
GCP
Sika
Carlisle

GCP’s struggles seem to be unique as peers have benefitted from a favorable industry backdrop.

Source: GCP’s and Direct Peers’ public filings, U.S. Census Bureau, Eurostat.
(1) Organic revenue growth rate from 2015 to 2019 refers to 2015 as the base year and incorporates only the organic revenue growth rates from 2016, 2017, 2018 and 2019 on a compounded annual growth rate basis. 2019 figures for SGO Construction Products reflect Wall Street estimates, where available, as SGO resegmented the Company in 2019 – Wall Street estimates for organic growth were unavailable so SGO Construction Products is excluded for the 2019 organic growth peer average.

Updated Slide #61 from 4/30/2020 Presentation